Exhibit 12.1

Claymont Steel, Inc.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Actual			Pro Forma	Actual
	2002	2003	2004	2005	2006
Interest expense, including amortization of debt issuance costs and premium	854	900	568	14,558	29,272

Fixed Charges (a)	854	900	568	14,558	29,272
Income before taxes and extraordinary items	(2,197)	(6,895)	63,850	76,781	52,754
Interest expense, including amortization of debt issuance costs and premium	854	900	568	14,558	29,272

Adjusted earnings (b)	(1,343)	(5,995)	64,118	91,339	82,026
Ratio (b)/(a)	NA	NA	113.4	6.3	2.8